SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          Alexion Pharmaceuticals, Inc.
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                         -------------------------------
                         (Title of Class of Securities)

                                   015351-10-9
                             -----------------------
                                 (CUSIP Number)


                                 Samuel D. Isaly
                                   Viren Mehta
                                 PHARMA/wHEALTH
                             M and I Investors, Inc.
                             Caduceus Capital, L.P.
                        Caduceus Capital Management, Inc.
                       Worldwide Health Sciences Portfolio
                     Mehta and Isaly Asset Management, Inc.
                          41 Madison Avenue, 40th Floor
                               New York, NY 10010
                            Telephone: (212) 685-0800
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                 January 6, 1997
                              ---------------------
             (Date of Event which Requires Filing of this Statement)

 ...............................................................................


                               Page 1 of 128 Pages
                           Exhibit Index is at Page 41

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

                               Page 2 of 128 Pages
                           Exhibit Index is at Page 41

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Samuel D. Isaly
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
              -----------------------------------------------------------------
|_|      (b)
              -----------------------------------------------------------------

(3)      SEC Use Only
                     ----------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                           ------------------------------------
         ----------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

|-|      ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                              ---------------------------------
         ----------------------------------------------------------------------

--------------------
    Number of                    (7)    Sole Voting Power
      Shares                            ----------------------------------------
   Beneficially                  (8)    Shared Voting Power    450,500
     Owned by                           ----------------------------------------
       Each                      (9)    Sole Dispositive Power
    Reporting                           ----------------------------------------
      Person                    (10)    Shared Dispositive Power    450,500
       With                             ----------------------------------------
--------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  450,500
                                                                     ----------
         ----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|-|      ----------------------------------------------------------------------


                               Page 3 of 128 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    6.1%
                                                           --------------------
         ----------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)   IN
                                                    ---------------------------
         ----------------------------------------------------------------------


                               Page 4 of 128 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Viren Mehta
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
              -----------------------------------------------------------------
|_|      (b)
              -----------------------------------------------------------------

(3)      SEC Use Only
                     ----------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                           ------------------------------------
         ----------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

|-|      ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                              ---------------------------------
         ----------------------------------------------------------------------

--------------------
    Number of                    (7)    Sole Voting Power
      Shares                            ----------------------------------------
   Beneficially                  (8)    Shared Voting Power    450,500
     Owned by                           ----------------------------------------
       Each                      (9)    Sole Dispositive Power
    Reporting                           ----------------------------------------
      Person                    (10)    Shared Dispositive Power    450,500
       With                             ----------------------------------------
--------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  450,500
                                                                     ----------
         ----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|-|      ----------------------------------------------------------------------


                               Page 5 of 128 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    6.1%
                                                           --------------------
         ----------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)   IN
                                                    ---------------------------
         ----------------------------------------------------------------------


                               Page 6 of 128 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         PHARMA/wHEALTH
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
              -----------------------------------------------------------------
|_|      (b)
              -----------------------------------------------------------------

(3)      SEC Use Only
                     ----------------------------------------------------------

(4)      Source of Funds (See Instructions)       WC
                                           ------------------------------------
         ----------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

|-|      ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Luxembourg
                                              ---------------------------------
         ----------------------------------------------------------------------

--------------------
    Number of                    (7)    Sole Voting Power
      Shares                            ----------------------------------------
   Beneficially                  (8)    Shared Voting Power    450,500
     Owned by                           ----------------------------------------
       Each                      (9)    Sole Dispositive Power
    Reporting                           ----------------------------------------
      Person                    (10)    Shared Dispositive Power    450,500
       With                             ----------------------------------------
--------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  450,500
                                                                     ----------
         ----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|-|      ----------------------------------------------------------------------


                               Page 7 of 128 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    6.1%
                                                           --------------------
         ----------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)   OO
                                                    ---------------------------
         ----------------------------------------------------------------------


                               Page 8 of 128 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         M and I Investors, Inc.
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
              -----------------------------------------------------------------
|_|      (b)
              -----------------------------------------------------------------

(3)      SEC Use Only
                     ----------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                           ------------------------------------
         ----------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

|-|      ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                              ---------------------------------
         ----------------------------------------------------------------------

--------------------
    Number of                    (7)    Sole Voting Power
      Shares                            ----------------------------------------
   Beneficially                  (8)    Shared Voting Power    450,500
     Owned by                           ----------------------------------------
       Each                      (9)    Sole Dispositive Power
    Reporting                           ----------------------------------------
      Person                    (10)    Shared Dispositive Power    450,500
       With                             ----------------------------------------
--------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  450,500
                                                                     ----------
         ----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|-|      ----------------------------------------------------------------------


                               Page 9 of 128 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    6.1%
                                                           --------------------
         ----------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)   CO
                                                    ---------------------------
         ----------------------------------------------------------------------




                              Page 10 of 128 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Caduceus Capital, L.P.
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
              -----------------------------------------------------------------
|_|      (b)
              -----------------------------------------------------------------

(3)      SEC Use Only
                     ----------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                           ------------------------------------
         ----------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

|-|      ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                              ---------------------------------
         ----------------------------------------------------------------------

--------------------
    Number of                    (7)    Sole Voting Power
      Shares                            ----------------------------------------
   Beneficially                  (8)    Shared Voting Power    450,500
     Owned by                           ----------------------------------------
       Each                      (9)    Sole Dispositive Power
    Reporting                           ----------------------------------------
      Person                    (10)    Shared Dispositive Power    450,500
       With                             ----------------------------------------
--------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  450,500
                                                                     ----------
         ----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|-|      ----------------------------------------------------------------------


                               Page 11 of 128 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    6.1%
                                                           --------------------
         ----------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)   PN
                                                    ---------------------------
         ----------------------------------------------------------------------


                              Page 12 of 128 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Caduceus Capital Management, Inc.
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
              -----------------------------------------------------------------
|_|      (b)
              -----------------------------------------------------------------

(3)      SEC Use Only
                     ----------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                           ------------------------------------
         ----------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

|-|      ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                              ---------------------------------
         ----------------------------------------------------------------------

--------------------
    Number of                    (7)    Sole Voting Power
      Shares                            ----------------------------------------
   Beneficially                  (8)    Shared Voting Power    450,500
     Owned by                           ----------------------------------------
       Each                      (9)    Sole Dispositive Power
    Reporting                           ----------------------------------------
      Person                    (10)    Shared Dispositive Power    450,500
       With                             ----------------------------------------
--------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  450,500
                                                                     ----------
         ----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|-|      ----------------------------------------------------------------------


                               Page 13 of 128 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    6.1%
                                                           --------------------
         ----------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)   CO
                                                    ---------------------------
         ----------------------------------------------------------------------



                              Page 14 of 128 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Worldwide Health Sciences Portfolio
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
              -----------------------------------------------------------------
|_|      (b)
              -----------------------------------------------------------------

(3)      SEC Use Only
                     ----------------------------------------------------------

(4)      Source of Funds (See Instructions)       WC
                                           ------------------------------------
         ----------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

|-|      ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    New York
                                              ---------------------------------
         ----------------------------------------------------------------------

--------------------
    Number of                    (7)    Sole Voting Power
      Shares                            ----------------------------------------
   Beneficially                  (8)    Shared Voting Power    450,500
     Owned by                           ----------------------------------------
       Each                      (9)    Sole Dispositive Power
    Reporting                           ----------------------------------------
      Person                    (10)    Shared Dispositive Power    450,500
       With                             ----------------------------------------
--------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  450,500
                                                                     ----------
         ----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|-|      ----------------------------------------------------------------------


                               Page 15 of 128 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    6.1%
                                                           --------------------
         ----------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)   IV
                                                    ---------------------------
         ----------------------------------------------------------------------


                              Page 16 of 128 Pages

CUSIP No.  015351-10-9

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Mehta and Isaly Asset Management, Inc.
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
              -----------------------------------------------------------------
|_|      (b)
              -----------------------------------------------------------------

(3)      SEC Use Only
                     ----------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                           ------------------------------------
         ----------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

|-|      ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                              ---------------------------------
         ----------------------------------------------------------------------

--------------------
    Number of                    (7)    Sole Voting Power
      Shares                            ----------------------------------------
   Beneficially                  (8)    Shared Voting Power    450,500
     Owned by                           ----------------------------------------
       Each                      (9)    Sole Dispositive Power
    Reporting                           ----------------------------------------
      Person                    (10)    Shared Dispositive Power    450,500
       With                             ----------------------------------------
--------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  450,500
                                                                     ----------
         ----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|-|      ----------------------------------------------------------------------


                               Page 17 of 128 Pages

CUSIP No.  015351-10-9

(13)     Percent of Class Represented by Amount in Row (11)    6.1%
                                                           --------------------
         ----------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)   IA
                                                    ---------------------------
         ----------------------------------------------------------------------



                              Page 18 of 128 Pages

Item 1. Security and Issuer.

        The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, par value $0.0001 per share (the "Securities"), of Alexion Pharmaceuticals, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 25 Science Park, New Haven, Connecticut 06511.

Item 2. Identity and Background.

        (a) This statement is being filed by Samuel D. Isaly, an individual, ("Isaly"), Viren Mehta, an individual, ("Mehta"), PHARMA/wHEALTH, an unincorporated coproprietorship organized under the laws of the Grand-Duchy of Luxembourg, M and I Investors, Inc., a corporation organized under the laws of Delaware ("M and I"), Caduceus Capital, L.P., a limited partnership organized under the laws of Delaware ("CCLP"), Caduceus Capital Management, Inc., a corporation organized under the laws of Delaware ("CCMI"), Worldwide Health Sciences Portfolio, a trust organized under the laws of New York ("Worldwide") and Mehta and Isaly Asset Management, Inc., a corporation organized under the laws of Delaware ("MIAMI" and together with Isaly, Mehta, PHARMA/wHEALTH, M and I, CCLP, CCMI and Worldwide, the "Reporting Persons").

        (b)-(c) PHARMA/wHEALTH is an unregistered foreign investment fund that is not making, nor does it propose to make, any public offering of its securities in the United States or to U.S. resident investors and currently has no U.S. resident investors. PHARMA/wHEALTH has its principal offices at 31 Allee Scheffer, L-2520, Luxembourg. M and I acts as the investment adviser to PHARMA/wHEALTH pursuant to an Advisory Agreement dated October 14, 1993 (the "PHARMA/wHEALTH Advisory Agreement") and, as such, has full discretionary investment management authority with respect to the assets of PHARMA/wHEALTH. M and I is an unregistered investment adviser and does not hold itself out to the general public as an investment adviser. During the preceding 12 months, M and I has acted as the investment adviser to fewer than 15 clients, none of which were investment companies required to be registered under the Investment Company Act of 1940, as amended. M and I has its principal offices at 41 Madison Avenue, 40th Floor, New York, NY 10010.

        CCLP is an unregistered fund that has less than 100 investors and is not making, nor does it propose to make, any public offering of its securities. CCLP has its principal offices at 41 Madison Avenue, 40th Floor, New York, NY 10010. Caduceus Management Partners, L.P. ("CMPLP") is the general partner of CCLP and, pursuant to the Limited Partnership Agreement of CCLP dated January 1, 1994 (the "CCLP Limited Partnership Agreement"), CMPLP has full discretionary investment management authority with respect to the assets of CCLP. CCMI is the general partner of CMPLP and, pursuant to the Limited Partnership Agreement of CMPLP dated July 1, 1994 (the "CMPLP Limited Partnership Agreement"), CCMI has full control over the management and operation of CMPLP. Thus, CCMI has full discretionary investment management authority with respect


                              Page 19 of 128 Pages
to the assets of CCLP by virtue of its control over the management and operation of CMPLP. CCMI is an unregistered investment adviser and does not hold itself out to the general public as an investment adviser. During the preceding 12 months, CCMI has only acted as an investment adviser to CCLP. CCMI has its principal offices at 41 Madison Avenue, 40th Floor, New York, NY 10010.

        Worldwide is a registered open-end management investment company that has its principal offices at 24 Federal Street, Boston, MA 02110. MIAMI, formerly known as "G/A Capital Management, Inc," is a registered investment adviser that has its principal offices at 41 Madison Avenue, 40th Floor, New York, NY 10010. MIAMI acts as the investment adviser to Worldwide pursuant to an Investment Management Agreement dated June 24, 1996 (the "Worldwide Advisory Agreement"). As such, MIAMI has full discretionary management investment authority with respect to the assets of Worldwide.

        Mehta and Isaly, each a natural person, together own all of the outstanding stock of, and jointly control the management and operation of, M and I, CCMI and MIAMI. Mehta and Isaly each have as their business address the following: 41 Madison Avenue, 40th Floor, New York, NY 10010.

        The directors and executive officers of PHARMA/wHEALTH, M and I, CCLP, CCMI, Worldwide and MIAMI are set forth on Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V and Schedule VI respectively, attached hereto.
Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V and Schedule VI set forth the following information with respect to each such person:

               (i) name;

               (ii) business address (or residence address where indicated);

               (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

               (iv) citizenship.

        (d)-(e) During the last five years, neither the Reporting Persons nor any person named in Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V or Schedule VI attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or


                              Page 20 of 128 Pages
administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Both Mehta and Isaly are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        On January 6, 1997, MIAMI, pursuant to its authority under the Worldwide Advisory Agreement, caused Worldwide to use $437,500 of its working capital to purchase 50,000 shares of Securities of the Issuer (the "January 6 Transaction"). As of the date of the January 6 Transaction, the Reporting Persons were the beneficial owners of 405,500 shares of Securities, representing approximately 5.5% of the outstanding Securities of the Issuer.

        On January 17, 1997, M and I, pursuant to its authority under the PHARMA/wHEALTH Advisory Agreement, caused PHARMA/wHEALTH to use $455,625 of its working capital to purchase 45,000 shares of Securities of the Issuer (the "January 17 Transaction"). As of the date of the January 17 Transaction, the Reporting Persons were the beneficial owners of 450,500 shares of Securities, representing approximately 6.1% of the outstanding Securities of the Issuer.

        None of the Reporting Persons have acquired any additional shares of Securities of the Issuer since January 17, 1997.

Item 4. Purpose of Transaction.

        As described more fully in Item 3 above, this statement relates to the acquisition of 95,000 shares of Securities by the Reporting Persons. The Securities acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

        The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of


                              Page 21 of 128 Pages
some or all of the Securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

        Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        (a)-(b) As a result of the January 6 Transaction and the January 17 Transaction, the Reporting Persons may be deemed to be the beneficial owners of 450,500 shares of Securities. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Securities constitute approximately 6.1% of the issued and outstanding Securities. As described above in Item 2, Isaly and Mehta together own all of the outstanding stock of each of M and I, CCMI and MIAMI. M and I, CCMI and MIAMI have full discretionary investment management authority with respect to the assets of PHARMA/wHEALTH, CCLP and Worldwide, respectively. As a result, the Reporting Persons share power to direct the vote and to direct the disposition of the 450,500 shares of Securities.

        (c) Except as disclosed in Item 3, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person named in Schedule I,
Schedule II, Schedule III, Schedule IV, Schedule V or Schedule VI, has effected any transaction in the Securities during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Pursuant to the PHARMA/wHEALTH Advisory Agreement, M and I has full discretionary investment management authority with respect to the assets of


                              Page 22 of 128 Pages

PHARMA/wHEALTH. Such authority includes the power to vote and otherwise dispose of securities purchased by M and I on behalf of PHARMA/wHEALTH.

        Pursuant to the CCLP Limited Partnership Agreement, CMPLP has full discretionary investment management authority with respect to the assets of CCLP. Pursuant to the CMPLP Limited Partnership Agreement, CCMI, has full control over the management and operation of CMPLP. Through its control of CMPLP, CCMI thus possesses full discretionary investment management authority with respect to the assets of CCLP. Such authority includes the power to vote and otherwise dispose of securities purchased by CCMI on behalf of CCLP.

        Pursuant to the Worldwide Investment Advisory Agreement, MIAMI has full discretionary investment management authority with respect to the assets of Worldwide. Such authority includes the power to vote and otherwise dispose of securities purchased by MIAMI on behalf of Worldwide.

        Mehta and Isaly together own all of the outstanding stock of, and jointly control the management and operation of, M and I, CCMI and MIAMI.

        Other than the investment management agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.


                              Page 23 of 128 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit                             Description

A. Advisory Agreement between PHARMA/wHEALTH and M and I Investors, Inc. dated October 14, 1993.

B.   Limited Partnership Agreement of Caduceus Capital, L.P. dated January 1,
     1994.

C. Limited Partnership Agreement of Caduceus Management Partners, L.P. dated July 1, 1994.

D. Investment Advisory Agreement between Worldwide Health Sciences Portfolio and Mehta and Isaly Asset Management, Inc. dated June 24, 1996.

E.   Joint Filing Agreement among Samuel D. Isaly, Viren Mehta,
     PHARMA/wHEALTH, M and I Investors, Inc., Caduceus Capital, L.P.,
     Caduceus Capital Management, Inc., Worldwide Health Sciences Portfolio and Mehta and Isaly Asset Management, Inc.


                              Page 24 of 128 Pages

Signature



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 28, 1997                                     SAMUEL D. ISALY


                                                     By:  /s/   Samuel D. Isaly
                                                        -----------------------
                                                         Name:
                                                         Title:


                              Page 25 of 128 Pages

Signature



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 28, 1997                                         VIREN MEHTA



                                                         By:  /s/   Viren Mehta
                                                            -------------------
                                                             Name:
                                                             Title:



                              Page 26 of 128 Pages

Signature



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 28, 1997                                  PHARMA/wHEALTH


                                                  By:  /s/   Mirko von Restorff
                                                      -------------------------
                                                      Name:  Mirko von Restorff
                                                      Title:  Chairman


                              Page 27 of 128 Pages

Signature



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 28, 1997                                  M AND I INVESTORS, INC.


                                                  By:  /s/   Samuel D. Isaly
                                                     --------------------------
                                                      Name:  Samuel D. Isaly
                                                      Title:  President


                              Page 28 of 128 Pages

Signature



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 28, 1997                                     CADUCEUS CAPITAL, L.P.


                                                     By:  /s/   Samuel D. Isaly
                                                        -----------------------
                                                         Name:  Samuel D. Isaly
                                                         Title:


                              Page 29 of 128 Pages

Signature



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 28, 1997                                CADUCEUS CAPITAL
                                                MANAGEMENT, INC.


                                                By:  /s/   Samuel D. Isaly
                                                   -----------------------
                                                    Name:  Samuel D. Isaly
                                                    Title:  President


                              Page 30 of 128 Pages

Signature



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 28, 1997                                WORLDWIDE HEALTH
                                                SCIENCES PORTFOLIO


                                                By:  /s/   Eric G. Woodbury
                                                   -------------------------
                                                    Name:  Eric G. Woodbury
                                                    Title:  Assistant Secretary


                              Page 31 of 128 Pages

Signature



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 28, 1997                               MEHTA AND ISALY ASSET
                                               MANAGEMENT, INC.


                                               By:  /s/   Samuel D. Isaly
                                                   -----------------------
                                                   Name:  Samuel D. Isaly
                                                   Title:  President

                              Page 32 of 128 Pages

                                   Schedule I


        The name and present principal occupation of each of the executive officers and directors of PHARMA/wHEALTH are set forth below.

===============================================================================
               Name and     Position with Reporting    Principal Occupation
              Citizenship           Person             and Business Address
-------------------------------------------------------------------------------
Mirko von Restorff              Chairman                General Manager
                                                        Bank Sal. Oppenheim jr.
German citizen                                          & Cie. Luxembourg S.A.
                                                        31 Allee Scheffer
                                                        L-2520
                                                        Luxembourg
-------------------------------------------------------------------------------
Rene Braginsky                  Director                Senior Vice President
                                                        Bank Sal. Oppenheim jr.
Swiss citizen                                           & Cie. (Schweiz) AG
                                                        Uraniastrasse 28
                                                        CH 8022
                                                        Zurich, Switzerland
-------------------------------------------------------------------------------
Paul Helminger                  Director                President
                                                        Serie S.A.
Luxembourg citizen                                      55 Rue Michel Rodange
                                                        L-2430
                                                        Luxembourg
-------------------------------------------------------------------------------
Samuel D. Isaly                 Director                Partner
                                                        Mehta and Isaly
United States citizen                                   41 Madison Avenue
                                                        40th Floor
                                                        New York, NY  10010
-------------------------------------------------------------------------------
Joel R. Mesznik                 Director                President
                                                        Mesco Ltd.
United States citizen                                   122 East 42nd Street
                                                        Suite 4906
                                                        New York, NY  10168


                              Page 33 of 128 Pages

-------------------------------------------------------------------------------
Georg von Richter               Director                General Manager
                                                        Bank Sal. Oppenheim jr.
German citizen                                          & Cie. (Schweiz) AG
                                                        Uraniastrasse 28
                                                        CH 8022
                                                        Zurich, Switzerland
===============================================================================


                              Page 34 of 128 Pages

                                   Schedule II


        The name and present principal occupation of each of the executive officers and directors of M and I Investors, Inc. are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 41 Madison Avenue, 40th Floor, New York, NY 10010.

===============================================================================
                     Position with Reporting
    Name                     Person                     Principal Occupation
-------------------------------------------------------------------------------
Samuel D. Isaly         President, Director                 Partner
                                                            Mehta and Isaly
-------------------------------------------------------------------------------
Viren Mehta             Secretary, Treasurer, Director      Partner
                                                            Mehta and Isaly
===============================================================================


                              Page 35 of 128 Pages

                                  Schedule III


        The name and present principal occupation of each of the general partner of Caduceus Capital, L.P. are set forth below. Caduceus Capital Management, Inc. is a Delaware corporation and has as its business address 41 Madison Avenue, 40th Floor, New York, NY 10010.

===============================================================================
                     Position with Reporting
    Name                     Person                     Principal Occupation
-------------------------------------------------------------------------------
Caduceus Capital          General Partner                  Investment advisory
Management, Inc.                                           services
===============================================================================


                              Page 36 of 128 Pages

                                   Schedule IV


        The name and present principal occupation of each of the executive officers and directors of Caduceus Capital Management, Inc. are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 41 Madison Avenue, 40th Floor, New York, NY 10010.

===============================================================================
                     Position with Reporting
    Name                     Person                     Principal Occupation
-------------------------------------------------------------------------------
Samuel D. Isaly          President, Director               Partner
                                                           Mehta and Isaly
-------------------------------------------------------------------------------
Viren Mehta              Treasurer, Director               Partner
                                                           Mehta and Isaly
===============================================================================


                              Page 37 of 128 Pages

                                   Schedule V


        The name and present principal occupation of each of the executive officers and directors of Worldwide Health Sciences Portfolio are set forth below. Unless otherwise noted, each of these persons are United States citizens.

===============================================================================
                     Position with Reporting
    Name                     Person                  Principal Occupation
-------------------------------------------------------------------------------
Donald R. Dwight        Trustee                       President
                                                      Dwight Partners, Inc.
                                                      Clover Mill Lane
                                                      Lyme, NH  03768
-------------------------------------------------------------------------------
James B. Hawkes         Trustee, President            President, CEO
                                                      Eaton Vance Corp.
                                                      24 Federal Street
                                                      Boston, MA  02110
-------------------------------------------------------------------------------
Samuel L. Hayes, III    Trustee                       Professor
                                                      Harvard University
                                                      Graduate School of
                                                      Business Administration
                                                      Soldiers Field Road
                                                      Boston, MA  02163
-------------------------------------------------------------------------------
Samuel D. Isaly         Vice President                Partner
                                                      Mehta and Isaly
                                                      41 Madison Avenue,
                                                      40th Floor
                                                      New York, NY  10010
-------------------------------------------------------------------------------
James L. O'Connor       Treasurer                     Vice President
                                                      Eaton Vance
                                                      Management, Inc.
                                                      24 Federal Street
                                                      Boston, MA  02110
-------------------------------------------------------------------------------
Thomas Otis             Secretary                     Vice President
                                                      Eaton Vance
                                                      Management, Inc.
                                                      24 Federal Street
                                                      Boston, MA  02110


                              Page 38 of 128 Pages

-------------------------------------------------------------------------------
Norton H. Reamer         Trustee                       President, Director
                                                       United Asset
                                                       Management Corp.
                                                       One International Plaza
                                                       Boston, MA  02110
-------------------------------------------------------------------------------
John L. Thorndike        Trustee                       Director
                                                       Fiduciary Company
                                                       Incorporated
                                                       175 Federal Street
                                                       Boston, MA  02110
-------------------------------------------------------------------------------
Jack L. Treynor          Trustee                       Investment Adviser,
                                                       Consultant
                                                       504 Via Almar
                                                       Palos Verdes Estates, CA
                                                       90274
===============================================================================


                              Page 39 of 128 Pages

                                   Schedule VI


        The name and present principal occupation of each of the executive officers and directors of Mehta and Isaly Asset Management, Inc. are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 41 Madison Avenue, 40th Floor, New York, NY 10010.

===============================================================================
                     Position with Reporting
    Name                     Person                    Principal Occupation
-------------------------------------------------------------------------------
Samuel D. Isaly      Director, President, Secretary    Partner
                                                       Mehta and Isaly
-------------------------------------------------------------------------------
Thomas F. Tarpey     Director, Vice President,         Marketing Representative
                     Treasurer                         Marshall and Sullivan
                                                       1907 Selby Avenue
                                                       Suite 5
                                                       Los Angeles, CA  90025
===============================================================================


                              Page 40 of 128 Pages

                                  EXHIBIT INDEX


===============================================================================
   Exhibit         Description                                  Page No.
-------------------------------------------------------------------------------
   A.         Advisory Agreement between                            42
              PHARMA/wHEALTH and M and I Investors,
              Inc. dated October 14, 1993.
-------------------------------------------------------------------------------
   B.         Limited Partnership Agreement of Caduceus             52
              Capital, L.P. dated January 1, 1994.
-------------------------------------------------------------------------------
   C.         Limited Partnership Agreement of Caduceus             82
              Management Partners, L.P. dated July 1,
              1994.
-------------------------------------------------------------------------------
   D.         Investment Management Agreement between               120
              Worldwide Health Sciences Portfolio and
              Mehta and Isaly Asset Management, Inc.
              dated June 24, 1996.
-------------------------------------------------------------------------------
   E.         Joint Filing Agreement among Samuel D.                125
              Isaly, Viren Mehta, PHARMA/wHEALTH,
              M and I Investors, Inc., Caduceus Capital,
              L.P., Caduceus Capital Management, Inc.,
              Worldwide Health Sciences Portfolio and
              Mehta and Isaly Asset Management, Inc.
===============================================================================


                              Page 41 of 128 Pages